SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Dated December 1, 2005

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-        .

Mittal Steel Company N.V. hereby incorporates this Report on Form 6-K by reference into its Registration Statement on Form S-8 (Registration No. 333-107102) and its Registration Statement on Form F-3 (Registration No. 333-128742), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), to the extent not superseded by documents or reports subsequently filed by Mittal Steel Company N.V. under the Securities Act or the Securities Exchange Act of 1934, as amended.

INDEX

Exhibit 99.1	Unaudited interim condensed consolidated financial statements of Mittal Steel Company N.V. for the three and nine month periods ended September 30, 2005.

Exhibit 99.2	Mittal Steel Company N.V.’s discussion and analysis of its unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2005.

Exhibit 99.3

Unaudited pro forma condensed combined statements of operations of Mittal Steel Company N.V. and International Steel Group Inc. for the nine months ended September 30, 2005 and the year ended December 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITTAL STEEL COMPANY N.V.

Date: December 1, 2005	By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary

EXHIBIT INDEX

Exhibit 99.1	Unaudited interim condensed consolidated financial statements of Mittal Steel Company N.V. for the three and nine month periods ended September 30, 2005.

Exhibit 99.2	Mittal Steel Company N.V.’s discussion and analysis of its unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2005.

Exhibit 99.3

Unaudited pro forma condensed combined statements of operations of Mittal Steel Company N.V. and International Steel Group Inc. for the nine months ended September 30, 2005 and the year ended December 31, 2004.